APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Detailing2Go, Inc.
Balance Sheet - unaudited
11/30/19

		Current Period
		30-Nov-19
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Total Current Assets		-
Fixed Assets:		
Land		-
Total Fixed Assets		-
Other Assets:		
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**-**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	**$**	**-**
Balance Sheet Check		-

Detailing2Go, Inc.
Balance Sheet - unaudited
For the period ended 12/31/18

	Current Period 31-Dec-18	Prior Period 31-Dec-17
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ -**	**$ -**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Total Long-Term Liabilities	-	-
EQUITY		

Capital Stock/Partner's Equity	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	**$ -**	**$ -**
Balance Sheet Check	-	-

Detailing2Go, Inc.
Income Statement - unaudited
For the period ended 12/31/18

	Current Period 1/1/2018 - 12/31/18	Prior Period 1/1/17 - 12/31/17
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ -**	**$ -**

Detailing2Go, Inc.
Statement of Changes in Members Equity- unaudited
For the period ended 12/31/18

	Current Period	Previous Period
	31-Dec-18	31-Dec-17
MEMBER'S EQUITY - BEGINNING	-	-
Issuance of LLC Interests	-	-
Net Income	-	-
MEMBER'S EQUITY - ENDING	-	-

Detailing2Go, Inc.
Statement of Cash Flow - unaudited
For the period ended 12/31/18

	Current Period	Previous Period
	31-Dec-18	**31-Dec-17**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

Detailing2Go, Inc.
Income Statement - unaudited
For the period ended 12/31/18

	Current Period 1/1/2018 - 12/31/18	Prior Period 1/1/17 - 12/31/17
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ -**	**$ -**

I, Ugur Yilmaz, certify that:

(1) The financial statements of Detailing2Go, Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Detailing2Go, Inc. have not been included in this Form as Detailing2Go, Inc. was formed on 7/22/16 and has not filed a tax return to date.

Signature: DocuSigned by: [signature] 7DAB2FC696B143E...

Name: Ugur Yilmaz
Title: Owner